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                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC.

                                   FORM 12b-25

                                                  Commission File Number: 0-5460

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X ] Form 10-QSB
[ ] Form N-SAR

For Period Ended: JUNE 30, 2000
[   ]  Transition Report on Form 10-K    [   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-K    [   ]  Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

For the Transition Period Ended:_______________________________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

_______________________________________________________________________________

                         PART I. REGISTRANT INFORMATION

Full name of registrant: STOCKERYALE, INC.

Former name if applicable: STOCKER & YALE, INC.

Address of principal executive office (STREET AND NUMBER): 32 HAMPSHIRE ROAD

City, State and Zip Code: SALEM, NEW HAMPSHIRE  03079

                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QS, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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[ ]      (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company's Form 10-QSB could not be filed within the prescribed time period for the following reasons:

         1. On June 16, 2000, the Company acquired CorkOpt, Ltd., an Irish company. Because of the timing of the Company's receipt of an independent appraisal of the CorkOpt assets, the Company is unable to finalize accounting from the acquisition and related allocation of the purchase price without unreasonable effort and expense.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

    GARY B. GODIN                      (603)                       893-8778
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       (Name)                       (Area Code)               (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X ] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X ] Yes   [   ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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               ATTACHMENT TO PART IV. OTHER INFORMATION. ITEM (3)

         The Company anticipates that a portion of the CorkOpt purchase price will be allocated to in-process research and development and result in a material non-recurring non-cash charge against earnings for the quarter. Other than this non-recurring charge, there is no significant change in the Company's results of operations for 2000 from the corresponding period for the last fiscal year.

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                                STOCKERYALE, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:                               By:   /s/ GARY B. GODIN
                                          -------------------------------------
                                          Gary B. Godin
                                          Senior Vice President,
                                          Finance and Treasurer

                  INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).